SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                        LUNA MEDICAL TECHNOLOGIES, INC.,
             (Exact name of registrant as specified in its charter)

          NEVADA                                    (Applied For)
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

1820-1095 West Pender Street, Vancouver, British Columbia, Canada V6E 2M6
(Address of registrant's principal executive offices)          (Zip Code)

                                  604.687.0719
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                          Name of Each Exchange on which
    to be so registered:                         each class is to be registered:
    --------------------                         -------------------------------

         None                                               None

    Securities to be registered under Section 12(g) of the Act:

    Common Stock, Par value $.001           Preferred Stock, Par value $.001
    -----------------------------           --------------------------------
    (Title of Class)                                 (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 14
                      Exhibit Index is specified on Page 12

                        Luna Medical Technologies, Inc.,
                              a Nevada corporation

                   Index to Form 10-SB Registration Statement

Item Number and Caption                                                     Page
-----------------------                                                     ----

1.      Description of Business                                               3

2.      Management's Discussion and Analysis of Financial Condition
        and Results of Operations                                             7

3.      Description of Property                                               7

4.      Security Ownership of Certain Beneficial Owners and Management        8

5.      Directors, Executive Officers, Promoters and Control Persons          8

6.      Executive Compensation - Remuneration of Directors and Officers       9

7.      Certain Relationships and Related Transactions                        10

8.      Legal Proceedings                                                     10

9.      Market For Common Equity and Related Shareholder Matters              10

10.     Recent Sales of Unregistered Securities                               10

11.     Description of Securities                                             11

12.     Indemnification of Officers and Directors                             11

13.     Financial Statements                                                  12

14.     Changes in and Disagreements with Accountants                         12

15.     Financial Statements and Exhibits

15(a)   Index to Financial Statements                                         12

                 Financial Statements                           F-1 through F-10

15(b)   Index to Exhibits                                                     12

                 Exhibits                                       E-1 through E-32

                 Signatures                                                   14

Item 1. Description of Business.

     Development of the Company. Luna Medical Technologies, Inc., a Nevada corporation ("Company"), formerly entitled Luna Technologies, Inc., was incorporated in the State of Nevada on January 19, 1999. On or about May 31, 1999, the Company changed its name to Luna Medical Technologies, Inc. The executive offices of the Company are located at 1820-1095 West Pender Street, Vancouver, British Columbia, Canada V6E 2M6. The Company's telephone number is 604.687.0719.

     Business of the Company. On or about January 31, 1999, the Company entered into an exclusive worldwide license agreement ("Agreement") with Luna Products, Inc., a Canadian corporation ("LPI"), to distribute the Luna Fertility Indicator ("Indicator"), a lightweight, highly accurate and re-usable home fertility test. In exchange for the grant of the worldwide license ("License"), the Company agreed to lend LPI US$40,000, interest free ("Loan"), and spend a minimum of US$20,000 on marketing the Indicator. The Agreement provides that LPI shall repay the Loan by paying to the Company a fee of CDN$1.00 for each Indicator sold for the first 30,000 Indicators sold, then US $.50 per Indicator sold in perpetuity. The Company was also given the option of converting the Loan to a 50% equity interest in LPI, in which case LPI would have no obligation to repay the Loan or any royalties. The Company also agreed to pay LPI a 5% royalty on the total gross sales of the Indicator during the term of the License. Moreover, the Company agreed to pay directly to Jim Emmerson, a director of LPI, a royalty of US $1.00 per Indicator sold for perpetuity.

     On or about May 6, 1999, the Company and LPI agreed to amend the Agreement. Among other things, the Company agreed not to exercise its right to convert the Loan to a 50% equity interest in LPI. LPI agreed that the Indicator would be sold to the Company for US $12.50, if the Company sold the Indicator to wholesalers and distributors, and CDN$16.50 if the Company sold the Indicator directly to consumers. The Company also agreed to increase expenditures for marketing the Indicator to US $250,000 or more, to be expended on or before May 31, 2000.

     The concept of the Indicator has been used in Europe and has been extensively tested as to verify the safety and accuracy of that concept. Quite simply, a woman's body fluids indicate the changes in hormones during different phases of her fertility cycle. When the dried fluids are viewed through a powerful magnifier, patterns in the crystallized fluids indicate the stage of her fertility cycle. The Indicator relies on the medical fact that saliva crystallizes in the same special way as uterine cervical mucus, due to the action of the estrogens, presenting the appearance of fern-type branches. In 1948, Dr. Ridborg first discovered physiological variations in the crystallized arrangement of saliva (or cervical uterine mucus) related to ovulation. Later, this scientific discovery was identified as an indicator of female fertility by Doctors Evelyn L. and John J. Billings.

     In 1969, at the Royal Academy of Medicine in Barcelona, Spain, Dr. Biel documented his investigations evidencing the relationship between hormonal changes during the menstrual cycle and crystallization of female saliva during ovulation, which followed an identical pattern in uterine cervical mucus. Specifically, a woman's saliva and uterine cervical mucus only crystallize during a period of from 6 to 8 days, during the fertile stage of the menstrual and ovulation cycle. It is important to note that individual advances and delays in ovulation do not affect this method's precision, as the method relies on ovulation itself rather than a projected cycle date.

     The secretion of estrogen and progesterone changes daily during a woman's menstrual cycle, influencing the characteristics which can be observed in the dried body fluids, in particular, saliva and cervical fluid. These observable characteristics include an increase in filaceousness (that is, the appearance of thread-type anatomical structures) and specific changes in the crystalline patterns during the days preceding ovulation. The increase of estrogen during the whole of the first stage of the menstrual cycle produces changes in the consistency and crystallization of saliva, in the same way as in uterine cervical mucus. The estrogens only produce crystallization of these fluids when they reach a certain concentration. This concentration is reached 3 to 4 days prior to ovulation.

     The simple procedure to produce and examine these crystalline patterns is by placing a saliva (or cervical mucus fluid) sample on a slide to evaporate and view through a small, powerful, hand-held microscope. By repeated in-home testing, a woman can track her complete ovulation cycle without the nuisance of urine tests, temperature tests and monthly calendar tracking, or costly visits to a fertility or health care service. It is totally private, non-invasive, and chemical free method of testing for fertility.

     The Indicator takes up slightly more space than a lipstick and can be used any private place with access to natural or clear light. A woman simply places a sample of her saliva on the clean slide, allows the saliva to dry, then holds the slide up to the light. If the woman is in the biologically active, fertile phase, her saliva will crystallize and fibrous "fern-type" patterns will be clearly viewed in the small Indicator in-home small microscope. Then she can rinse off the slide and put it away until the next use.

     The Company anticipates that the Indicator will be used as a guide to determine the different phases of the fertility cycle. The Company does not intend for this device to be used or considered as a contraceptive or method of birth control.

     The Company's Subsidiary. On or about May 11, 1999, the Company caused to be incorporated, in British Columbia, Luna Fertility Indicator, Inc. Luna Fertility Indicator, Inc., is currently a wholly-owned subsidiary of the Company. The Company anticipates that the primary business of Luna Fertility Indicator, Inc., will be marketing and distributing the Company's products.

     Marketing and Sales Strategy. The Company plans to establish the Indicator as an industry standard for in-home fertility testing. The Company anticipates hiring an inside marketing and public relations consultant to co-ordinate an advertising campaign in targeted media such as medical journals, women's magazines, religious publications and other selected media. Hopefully, this should help generate immediate awareness of the Indicator. The Company will attempt to market the Indicator in major chain stores using selected regional distributors.

     The Company is currently negotiating with Bathurst Sales ("Bathurst") of Downsview, Ontario, Canada's leading distributor of cosmetics and personal care products, whose customers include London Drugs, Shoppers Drug Mart, Pharma Plus Drugmarts, Lawton's Drug Stores and Uniprix. Bathurst distributes products such as Revlon, John Frieda, Elizabeth Arden, Rubbermaid, AM Cosmetics and Vogue International, and its current clients are those that the Company desires will market and promote the Company's products. Bathurst will be informed of the dates of the Company's advertising programs to co-ordinate any co-operative advertising plans that its clients may have for the period.

     The Company anticipates that initial sales of the Indicator will occur only in Canada. The Company anticipates that it will then initiate a mail order campaign and advertising in selected publications. Foreign market development has begun and discussions with potential distributors in Taiwan, South Africa and Turkey are being conducted. The Company hopes to expand marketing and distribution into Spain, Turkey and the United States. The Company also anticipates providing distributors with rebates for co-operative advertising and freight and discount allowances. The Company anticipates allocating approximately CDN$6.00 per Indicator to provide marketing and advertising funds.

     The Indicator will be targeted toward: (i) big box drug and pharmacy retailers, (ii) distributors selling to health food chains, and (iii) natural or homeopathic medical clinics.

     Competition. The Company has identified two significant competitors, Personal Fertility Technologies, Inc. and Med-Direct Products, Inc.

     Personal Fertility Technologies, Inc. ("PFT"). Headquartered in Gold River, California, PFT has designed a product called the PFT 1-2-3TM , which uses colored slides to incorporate a technique similar to the staining method used in medical test laboratories. PFT has distributors in Mexico, Germany, Hong Kong and Canada. To the best of the Company's knowledge, this product has not been approved by the United States Food and Drug Administration, but is currently being re-tested for distribution in the United States.

     Med-Direct Products Inc. ("MDP"). Headquartered in Australia, MDP distributes (i) the Lady Fertility Tester, a saliva-based fertility test; (ii) the Bioself Fertility Indicator, a temperature and calendar-based fertility test; (iii) the Lady Ovulation Tester, a urine-based fertility test; and (iv) the Lady Pregnancy Tester, also a urine-based fertility test. The Lady Fertility Tester is not for sale in either Canada or the United States. In Australia, the Lady Fertility Tester retails for 55 Australian Dollars or approximately $CDN57.00. The Indicator retails for approximately $CDN40.00, providing the Company with a competitive pricing advantage. The Indicator also requires the purchase of a $CDN3.00 book of charts per year. The Company also believes that it will have a significant advantage over the Australian product because of the North American Free Trade Agreement and monetary exchange rates favorable for the export of Canadian products. The Company may reduce its introductory price to attract distributors.

     Natural Family Planning using the Luna Fertility Indicator. The health problems and abortifacient properties associated with pills, IUDs, and Norplant have been documented but seldom disseminated to patients. The Company believes that the indicator has no side effects that can reduce fertility in the long-term. The Company believes that natural family planning using the Indicator is a safe and 99% effective natural family planning device. For comparison, below is the approximate method effectiveness of alternative family planning methods (percentage of couples of normal fertility who go one year without getting pregnant, using each method properly).

No family planning method                                   20%
Calendar Rhythm (Ogino-Knaus)                               87%
Withdrawal                                                  91%
Ovulation (or Billings) method                              96%
Diaphragm with spermicide                                   97%
Foam                                                        97%
LAM (breastfeeding) (first 6 months)                        98%
Condom                                                      99%
IUD                                                         99%
Pill                                                        99.7%
Sympto-Thermal method                                       99.8%
Tubal Ligation                                              99.6%
Vasectomy                                                   99.85%

     "User rates" for all methods of family planning are less than the percentages specified above. The "user rate" is the actual rate in practice by couples who sometimes misuse a method. The percentages specified above are a compilation of studies reported by the U.S. Dept. of Health, Education and Welfare and various medical journals, as referenced in "The Art of NFP" (American Natural Family Planning) book. Two studies actually indicated a zero Sympto-Thermal method pregnancy rate, but realistically all methods of family planning, even tubal ligation and vasectomy, have a measurable pregnancy rate.

     The Company believes that natural family planning can be extremely effective in the Third World. In a study of 19,843 predominantly poor women in Calcutta, the pregnancy rate for women practicing natural family planning was similar to that of women using the combined contraceptive pill - 0.2 pregnancies per 100 users yearly. (British Medical Journal, Sept. 18, 1993, by R.E.J. Ryder).

     Basic Fertility Awareness. In a typical menstrual cycle, a woman has several days of bleeding, usually followed by a few infertile days, then several days during which fertile cervical fluid is produced, then ovulation. About 2 weeks after ovulation the cycle ends and the bleeding of the next cycle begins. The different parts of this cycle can be identified by changes in body temperature and production of cervical fluid. In the usual cycle, cervical fluid increases, ovulation occurs, then the cervical fluid dries and basal body temperature increases. An increase in basal body temperature of approximately half a degree Fahrenheit is a reliable indicator that ovulation has occurred. This increase in basal body temperature remains for approximately 2 weeks (called the "luteal phase"), then usually decreases just before menses starts again.

     Other Methods of Natural Family Planning. The now almost obsolete Calendar Rhythm method used each woman's past menstrual cycle history to predict future cycles. Its method effectiveness, up to 87%, was similar to that of its competitors in the 1930's and 1940's. The Ovulation Method ("OM"), also known as the Billings method, depended on observation of menstrual bleeding and the production of cervical fluid. Such observations were subject to misinterpretation. Also, in a very short menstrual cycle, fertile cervical fluid may begin to be produced before menstruation has finished, and it may be difficult to observe in the presence of bleeding.

     Using cervical fluid observations such as the OM but cross-checking those observations by temperature is called the Sympto-Thermal Method ("STM"). STM requires daily temperature measurements, taken upon waking in the morning at the same time every day. It also relies on symptoms of fertility, most commonly the presence of fertile cervical fluid, and the position of the cervix. Around the fertile time, the cervix withdraws further into the body and the opening of the cervix increases. At the time of ovulation, temperature starts to increase about half a degree Fahrenheit. Cross-checked with the other symptoms, this provides confirmation that ovulation has occurred and determines the infertile time following ovulation. The precise sympto-thermal rules require waiting 3, 4 or more days, depending on the situation, after the first sign that ovulation seems to have occurred, while continuing to collect information to confirm ovulation. This also allows for multiple ovulations. The infertile time in the early part of the cycle is less certain, but can still be found with effectiveness rates that compare well with other methods.

     Recently, researchers have defined what they call the Lactation Amenorrhea Method ("LAM"). Used since the beginning of humanity, breastfeeding still prevents more pregnancies than all artificial methods of birth control put together. After giving birth, a woman normally experiences a time of infertility until her body is ready for another pregnancy. If a woman doesn't breastfeed, this period of infertility is usually quite short. If a woman exclusively breastfeeds, without pacifiers, bottles or schedules, the average length of infertility is 14 months, but can vary from a few months to several years.

     Employees. The Company does not currently have any employees. The Company currently uses two consultants at its corporate office in Vancouver, British Columbia.

     Reports to Security Holders. The Company intends to provide an annual report to its security holders, which will include audited financial statements. The Company will become a reporting company with the Securities and Exchange Commission ("SEC") upon the effective date of this Registration Statement on Form 10-SB, at which time the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company does not currently maintain its own Internet address.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Revenue. The Company's year end is March 31 and its first year end is March 31, 1999. Consolidated revenue and income (loss) and forecasts are specified below. For the first three month period ended March 31, 1999, the Company generated revenue of US$1,020.00 and an operating loss of approximately US$29,100. The Company anticipates a US$40,000 operating loss for the first quarter fiscal 2000 and positive cash receipts beginning July, 1999.

     The revenue forecast is based on assumptions considered reasonable at the date of preparation. Users of the forecast must recognize that the uncertainty of future events and circumstances may result in revenues not materializing as anticipated and the variances can be material. The Company does not make any warranty that forecast revenue will be achieved.

     Liquidity and Capital Resources. From the date of its incorporation on January 19, 1999, through March 31, 1999, the Company realized US$72,500 through the sale of 7,310,660 shares of its $.001 par value common stock. After payment of development and operating expenses, the Company had cash resources of US$9,897 at March 31, 1999. At March 31, 1999, the Company had revenues of US$1,020. The cash and equivalents constitute the Company's present internal sources of liquidity. Because the Company is generating only limited revenues from the sale or licensing of the Company's products, including the Indicator, the Company's main external source of liquidity is the sale of its capital stock.

     Results of Operations. The Company has realized gross revenue of US$1,020 from operations. The Company anticipates generating additional revenue beginning in or about July of 1999.

Item 3. Description of Property

     Property held by the Company. As of the dates specified in the following table, the Company held the following property:

================================================================================
   Property                              January 19, 1999      March 31, 1999
   --------                              ----------------      --------------
--------------------------------------------------------------------------------
Cash and equivalents                          $ 0                US$ 9,897
--------------------------------------------------------------------------------
Inventory                                     $ 0                US$ 1,012
================================================================================

     The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. The Company currently owns US$1,012 in inventory.

     The Company occupies facilities consisting of 600 square feet of leased commercial office space located at 1820-1095 West Pender Street, Vancouver, British Columbia, V6E 2M6. The Company occupies those facilities on a month-to-month basis and has no financial obligation for or relating to those facilities.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. Other than officers and directors, there are no persons who are beneficial owners of 5% or more of the Company's issued and outstanding common stock.

     (b) Security Ownership of Management. The directors and principal executive officers of the Company beneficially own, in the aggregate, 6,000,000 shares of the Company's $.001 par value common stock, or approximately 82.1% of the issued and outstanding shares of such common stock, as set forth on the following table:

Title of Class       Name and Address of Beneficial              Amount and Nature of          Percent of Class
                     Owner                                       Beneficial Owner
--------------       ------------------------------              --------------------          ----------------
Common Stock         Campbell Capital Advisory Inc.              6,000,000                         82.1%
                     10832 Magnolia Court                        An entity wholly-owned
                     Delta, British Columbia,                    by the Company's
                     Canada V4K 2L3                              President, Gordon
                                                                  McDougall

                     All officers and directors as a group       6,000,000                         82.1%

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:

================================================================================
   Name                               Age                  Position
--------------------------------------------------------------------------------
Gordon McDougall                       43            President and Director
================================================================================

     Gordon McDougall, age 43, is a member of the Board of Directors of the Company. Mr. McDougall currently holds the offices of Chairman of the Board of Directors and President, Chief Executive Officer, Secretary, and Chief Financial Officer of the Company.

     Mr. McDougall has 17 years experience in general management, venture capital, and financing, primarily with emerging companies. Mr. McDougall's business experience includes general management, venture capital and the financing of emerging companies. From 1994 to January 1996 he was chief executive officer for Sierra Capital Corporation. Previously, Mr. McDougall was a registered representative with Nesbitt, Thomson,

Bongard, Inc; Corporate Development Consultant; SOLUS Technology Corporation (building automation systems) and president of LMB Holdings Ltd. (consulting and franchising). From April 1986 to June 1987, Mr. McDougall was vice-president of Orcatron Communications, Inc. From September 1987 to May 1998, Mr. McDougall was president of LMB Holdings Ltd. Mr. McDougall was also president of Campbell Technologies Inc. and president, chief financial officer and secretary of C-2 Technologies, Inc. Mr. McDougall is the current president and chief executive officer of Campbell Capital Advisory, Inc. Mr. McDougall's experience as a director includes directorships with Orcatron Communications Ltd. (manufacturer of wireless communication equipment for underwater use by commercial, military and recreational divers); Shelter Island Venture Capital (VCC) Corp. (founding shareholder); Raider Reach Manufacturing Ltd (construction equipment); BCS Technology Inc.; Sierra Capital Corp.; Campbell Technologies, Inc.; and C-2 Technologies, Inc.

     All directors of the Company hold office until the next annual meeting of the shareholders and the election and qualification of their successors. The Officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

     There are no significant employees expected by the Company to make a significant contribution to the business of the Company.

     There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. McDougall from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor is Mr. McDougall the officer or director of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

     Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.


================================================================================
Name of individual or        Capacities in which                  Aggregate
Identity of Group        remuneration was received              remuneration
--------------------------------------------------------------------------------
None(1)                          None                                None
================================================================================

     There was no compensation paid to any executive officer of the Company at any time from its formation through June 4, 1999.

Item 7. Certain Relationships and Related Transactions

     Compensation to Officers and Directors of the Company As of June 4, 1999, no compensation has been paid or accrued to any of the officers or directors of the Company.

--------
(1) The officers and directors of the Company received no direct compensation from the Company during the Company's most recent fiscal year. The officers and directors of the Company are reimbursed for expenses incurred on behalf of the Company.

     Related Party Transactions. Gordon McDougall is the President, Chief Executive Officer, Secretary, Chief Financial Officer and a director of the Company. He is also the president and sole shareholder of Campbell Capital Advisory, Inc. ("Campbell"). Campbell has advanced CDN$20,469 to the Company to fund the Company's initial operations. The loan is unsecured and accrues no interest. Through the period ending March 31, 1999, the Company had repaid CDN$16,000.

     The Company occupies office space furnished by Mr. McDougall in premises leased to Mr. McDougall by International Parkside. Through the period ending March 31, 1999, the Company had paid to International Parkside a total of CDN$1,700 rent.

     The Company and Campbell have an agreement whereby the Company is obligated to pay Campbell consulting fees of $5,000 per month for the services of Mr. McDougall. Mr. McDougall is the President and a shareholder of Campbell, as well as the President, Chief Executive Officer, Secretary and Chief Financial Officer of the Company. Through the period ending March 31, 1999, the Company had paid $5,000 in consulting fees to Campbell.

     Transactions with Promoters. Gordon McDougall was the promoter of the Company, and Campbell Capital Advisory Inc., a company wholly-owned by Mr.
McDougall, received 6,000,000 shares of $.001 par value common stock of the Company for Mr. McDougall's management and organizational services provided to the Company.

Item 8. Legal Proceedings

     There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item 9. Market For Common Equity and Related Stockholder Matters

     There is currently no market for the Company's common stock, although the Company anticipates applying to participate in the OTC Bulletin Board electronic quotation system maintained by the National Association of Securities Dealers, Inc.

     As of June 4, 1999, there were approximately 18 holders of the Company's $.001 par value common stock. There have been no cash dividends declared on the Company's common stock in the last two fiscal years. Dividends are declared at the sole discretion of the Company's Board of Directors.

Item 10. Recent Sales of Unregistered Securities

     There have not been sales of unregistered  securities within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about January 19, 1999, the Company commenced an offering of shares of its $.001 par value common stock for $.001 per share. Those shares were issued in reliance on an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). Through June 4, 1999, the Company had sold a total of 7,170,000 shares of its $.001 par value common stock pursuant to that offering. The gross proceeds from that offering amounted to US$7,170, all of which was allocated to working capital.

     In or about March of 1999, the Company commenced an offering of shares of its $.001 par value common stock for US$.50 per share. The shares were issued in reliance on an exemption from the registration requirements of the Act specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to Section 3(b). Through June 4, 1999, the Company had sold a total of 140,660 shares of its common stock pursuant to that offering. The gross proceeds to the Company amounted to US$70,330, all of which was allocated to working capital.

Item 11. Description of Securities

     The Company is authorized to issue 50,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges; and 5,000,000 shares of preferred stock, $.001 par value. As of June 4, 1999, there were 7,310,660 shares of the Company's common stock were issued and outstanding, and no shares of the Company's $.001 par value preferred stock issued and outstanding.

     The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The Bylaws of the Company specify how the cash available for distribution, whether occurring from operations or sales or refinancing, is to be shared among the shareholders. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's $.001 par value common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item 12. Indemnification of Directors and Officers

     Article Twelve of the Company's Articles of Incorporation provides that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision does not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     The Company anticipates that it will enter into indemnification agreements with each of its directors and executive officers pursuant to which the Company agrees to indemnify each such director and executive officer for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such director and officer in connection with any criminal or civil action brought or threatened against such director or officer by reason of such person being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such officer or director believed to be in the best interests of the Company and, with respect to criminal actions, the officer or director must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements.

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this Registration Statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

      (a) Index to Financial Statements.                                    Page
                                                                            ----

      Independent Auditor's Report                                           F-1

      Audited Balance Sheet as at March 31, 1999                 F-2 through F-3

      Audited Statement of Operations and Accumulated Deficit for the
      period from January 19, 1999 (inception) to March 31, 1999             F-4

      Audited Statement of Stockholders' Equity
      for the period ending March 31, 1999                                   F-5

      Audited Statement of Cash Flows for the period ending
      March 31, 1999                                                         F-6

      Notes to Financial Statements                             F-7 through F-10

      (b)  Index to Exhibits.

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                                           Page
                                                                            ----

 1  Corporate Charter of Luna Medical Technologies, Inc.                     E-1
    (Charter document)

 2  Bylaws of Luna Medical Technologies, Inc.                   E-2 through E-21
    (Instrument defining the rights of Security holders)

 3  Articles of Incorporation of Luna                          E-22 through E-26
    Medical Technologies, Inc.(Charter document)

 4  Amendment to Articles of Incorporation of Luna Medical                  E-27
   Technologies, Inc., Authorizing the Name Change

 5  License Agreement Between Luna Medical                     E-28 through E-31
    Technologies, Inc. and Luna Products, Inc.

 6  Amendment to License Agreement Between                     E-32 through E-33
     Luna Medical Technologies, Inc. and Luna Products, Inc.

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Luna Medical Technologies, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, on June 14, 1999.

                                           Luna Medical Technologies, Inc.,
                                           a Nevada corporation

                                           By:     /s/ Gordon McDougall
                                                   --------------------
                                                   Gordon McDougall
                                           Its:    President

Board of Directors
Luna Medical Technologies, Inc.
1820 - 1095 West Pender Street
Vancouver, BC   V6E 2M6


                          Independent Auditor's Report

We have audited the accompanying balance sheet of Luna Medical Technologies, Inc., formerly Luna Technologies, Inc., (a development stage enterprise), as of March 31, 1999 and the related statements of operations and accumulated deficit, stockholders' equity and cash flows for the period from January 19, 1999 (inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Luna Medical Technologies, Inc., formerly Luna Technologies, Inc. as of March 31, 1999, and the results of its operations and its cash flows for the period from January 19, 1999 (inception) to March 31, 1999, in conformity with generally accepted accounting principles.



Williams & Webster, P.S.
Spokane, Washington
May 31, 1999

LUNA MEDICAL TECHNOLOGIES, INC.
BALANCE SHEET

                                                                 For the period
                                                                      Ended
                                                                     3/31/99
                                                                  -------------
ASSETS

  CURRENT ASSETS
     Cash                                                               9,897
     Accounts receivable                                                1,091
     Loan receivable                                                   40,000
     GST receivable                                                       920
      Prepaid marketing expense                                        16,453
      Prepaid expenses                                                  5,637
      Inventory                                                         1,012
                                                                      -------
  TOTAL CURRENT ASSETS                                                 75,010

   OTHER ASSETS
   Licensing agreement                                                      1
                                                                      -------
   TOTAL OTHER ASSETS                                                       1

                      TOTAL ASSETS                                    $75,011
                                                                      =======


The accompanying notes are an integral part of these financial statements.

LUNA MEDICAL TECHNOLOGIES, INC.
Formerly Luna Technologies, Inc.
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEET
                                                                 For the period
                                                                      Ended
                                                                      3/31/99
                                                                  -------------
LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
  Accounts payable                                                   10,556
  Accrued marketing costs                                            16,453
  Royalties payable                                                     130
  Short term loans - CCA                                              4,469
                                                                   --------
TOTAL CURRENT LIABILITIES                                            31,608
                                                                   --------
COMMITMENTS AND CONTINGENCIES                                            --

TOTAL LIABILITIES                                                    31,608
                                                                   --------

STOCKHOLDERS EQUITY
   Preferred stock, 5,000,000 shares authorized,
     $0.001 par value; no shares issued and outstanding                  --
  Common stock, 50,000,000 shares authorized,
    $0.001 par value; 7,310,660 shares issued and outstanding         7,311
  Additional paid-in capital                                         70,189
  Stock subscriptions receivable                                     (5,000)
  Accumulated deficit during developmental stage                    (29,097)
                                                                   --------
TOTAL STOCKHOLDERS' EQUITY                                           43,403
                                                                   --------
      TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                    $ 75,011
                                                                   ========


The accompanying notes are an integral part of these financial statements.

                        LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
       For the period from January 19, 1999 (inception) to March 31, 1999

REVENUES                                                     $     1,020
COST OF GOODS SOLD                                                  (827)
                                                             -----------
           GROSS MARGIN ON SALES                                     193
E X P E N S E S
      Consulting                                                  13,163
      Legal                                                        2,506
      Marketing expense                                            5,907
      Office Expense                                                 673
      Rent                                                         1,700
      Transfer agent                                               2,798
      Travel Expense                                               1,199
      Stock issuance costs                                         1,344
                                                             -----------
           TOTAL EXPENSES                                         29,290
                                                             -----------
NET LOSS FROM OPERATIONS                                         (29,097)

ACCUMULATED DEFICIT, BEGINNING BALANCE                                --
                                                             -----------
ACCUMULATED DEFICIT, ENDING BALANCE                          $   (29,097)
                                                             ===========
      NET LOSS PER COMMON SHARE                              $     (0.01)
                                                             ===========
      WEIGHTED AVERAGE NUMBER OF
           COMMON STOCK SHARES OUTSTANDING                     5,154,552
                                                             ===========


  The accompanying notes are an integral part of these financial statements.

                        LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENT OF STOCKHOLDERS' EQUITY
       For the period from January 19, 1999 (inception) to March 31, 1999

                                                          Common Stock
                                                      --------------------      Additional                  Stock          Total
                                                       Number                    Paid-In    Accumulated  Subscriptions Stockholders'
                                                      of Shares     Amount       Capital      Deficit     Receivable       Equity
                                                      ---------     ------       -------      -------     ----------       ------
Issuance of common stock through March 1999:
for cash at $0.001 per share                          7,170,000    $   7,170    $      --    $      --    $             $   7,170

Issuance of common stock through March 1999:
for cash at $.50 per share                              140,660          141       70,189           --     (5,000)         65,330

Loss for period ending,
 March 31, 1999                                                                                (29,097)                   (29,097)
                                                      ---------    ---------    ---------    ---------     ------       ---------
Balance,
 March 31, 1999                                       7,310,660        7,311       70,189      (29,097)    (5,000)         43,403
                                                      =========    =========    =========    =========     ======       =========

   The accompanying notes are an integral part of these financial statements.

                        LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF CASH FLOWS
       For the period from January 19, 1999 (inception) to March 31, 1999

Cash flows from operating activities:
  Net Loss                                                             $(29,097)
  Adjustment to reconcile net loss
    to net cash used by operating activities:
   Increase (decrease) in:
    Accounts receivable                                                  (2,011)
     Prepaid expenses                                                   (22,090)
     Inventory                                                           (1,012)
   Increase (decrease) in:
     Accounts payable                                                    10,556
     Accrued liabilities                                                 16,583
                                                                       --------
Net cash (used) in operating activities                                 (27,071)
                                                                       --------
  Cash flows from investing activities:
      Loan to licensor pursuant to licensing agreement                  (40,000)
      Acquisition cost of license                                            (1)
                                                                       --------
Net cash (used) by investing activities                                 (40,001)
                                                                       --------
  Cash flows from financing activities:
    Proceeds from sale of Common Stock                                   72,500
    Proceeds from short-term loan payable                                20,469
    Repayment of short-term loan payable                                (16,000)
                                                                       --------
Net cash provided by financing activities                                76,969
                                                                       --------
  Change in cash                                                          9,897

  Cash, beginning of period                                                  --
                                                                       --------
Cash, end of period                                                    $  9,897
                                                                       ========
Supplemental disclosures:

   Interest paid                                                       $     --
   Income taxes paid                                                   $     --


   The accompanying notes are an integral part of these financial statements.

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Luna Medical Technologies, Inc., formerly Luna Technologies, Inc., (hereinafter "the Company"), was incorporated January 19, 1999 under the laws of the State of Nevada for the purpose of engaging in any lawful activity. The Company has entered into an exclusive worldwide license agreement with Luna Products, Inc. to manufacture and distribute the Luna Fertility Indicator, and is in the process of developing marketing plans for the products acquired. The Company maintains an office in Vancouver, British Columbia.

On May 31, 1999 the Company amended its articles of incorporation to reflect the name change to Luna Medical Technologies, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Luna Medical Technologies, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in January, 1999 and has not yet realized any significant revenues from its planned operations. It is primarily engaged in the manufacture and distributions of the Luna Fertility Indicator, and is in the process of developing marketing plans for the products acquired.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provision for Taxes

At March 31, 1999, the Company had net operating loss of approximately $29,100. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currency

The Company has adopted Financial Accounting Standard No. 52. The Canadian foreign exchange rate has remained approximately the same since inception therefore, there are no material exchange rate transaction gains or losses. In the future, the Company will record such transactions in the Statement of Stockholders' Equity.


NOTE 3 - DETAILS OF SHORT-TERM DEBT

Short-term loan payable consists of the following at March 31, 1999:

Campbell Capital Advisory, Inc. (CCA)                             $4,469

During this period CCA advanced $20,469, of which $16,000 has been repaid. The loan payable is unsecured and bears no interest. The Company intends to pay the balance when funds become available. It is payable to a related company under the control of the Company's president (see Note 5).

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 4 - COMMON STOCK

Upon incorporation, 7,310,660 shares of common stock were sold, 7,170,000 at $.001 per share, and 140,660 at $.50 per share, under Regulation D, Rule 504.

No shares of preferred stock were issued during the period ending March 31, 1999.

NOTE 5 - RELATED PARTIES

The President and Chief Executive Officer of the Company, Gordon C. McDougall, is also the president and stockholder of Campbell Capital Advisory, Inc., which has advanced funds to the Company to begin operations and to retain the services of an attorney. The Company occupies office space contracted by Mr. McDougall. The rental agreement is a monthly agreement with International Parkside, for which the Company paid one month's rent during the reporting period.

During the period ended March 31, 1999, Campbell Capital Advisory, Inc. was paid $5,000 in consulting fees for the services of Mr. McDougall.

NOTE 6 -  COMMITMENTS AND CONTINGENCIES

On January 31, 1999, Luna Medical Technologies, Inc. entered into a licensing agreement with Luna Products, Inc. (LPI). This arrangement is recorded as a loan receivable of $40,000 and as deferred and accrued marketing expenses, originally in the sum of $20,000. The value ascribed by the agreement to the license is $1. The Agreement calls for the loan to be paid by a $1 fee per unit for the first 30,000 units sold, and then a $.50 fee per unit in perpetuity, continuing after the loan is paid in full as a licensing cost. Until May 31, 1999, the agreement can be modified and the loan converted into 50% of the common stock of Luna Products, Inc. The loan does not have a stated rate of interest and management believes that sales should result in a complete repayment of this loan within one year. Furthermore, the Licensing Agreement calls for continuing royalties of 5% of Luna Medical Technologies gross sales to Luna Products, Inc. and $1 for each unit sold to Jim Emmerson, a director of LPI.
Each of these royalties will be paid monthly and include all units sold, in perpetuity.

On May 6, 1999, the Company and LPI agreed to certain modifications to the Licensing agreement. The Company agreed not to exercise its right to acquire a 50% equity interest in LPI. The companies agreed to certain pricing and purchasing structures and increased the required total marketing obligation to $250,000, to be expended by May 31, 2000.

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 7 -  YEAR 2000 ISSUES

Like other companies, Luna Medical Technologies, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurance that the Year 2000 issue will not have an impact on the Company's operations.

                               SECRETARY OF STATE

                               [GRAPHIC OMITTED]

                                STATE OF NEVADA


                                CORPORATE CHARTER


I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that LUNA TECHNOLOGIES INC. did on January 19, 1999 file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.


                                                        IN  WITNESS  WHEREOF,  I
                                                        have   hereunto  set  my
                                                        hand  and   affixed  the
                                                        Great Seal of State,  at
                                                        my  office,   in  Carson
                                                        City, Nevada, on January
                                                        20, 1999.


                                                        /s/ Dean Heller
                                                            Secretary of State

[SEAL]
                                                     By /s/ [ILLEGIBLE]
                                                            Certification Clerk

                            BYLAWS FOR THE REGULATION
                     EXCEPT AS OTHERWISE PROVIDED BY STATUTE
                       OR ITS ARTICLES OF INCORPORATION OF
                             LUNA TECHNOLOGIES INC.

                                   ARTICLE I.

                                    Offices

     Section 1. PRINCIPAL OFFICE. The principal office for the transaction of the business of the corporation is hereby fixed and located at Suite 880, Bank of America Plaza, 50 West Liberty Street, Reno, Nevada 89501, being the offices of THE NEVADA AGENCY AND TRUST COMPANY. The board of directors is hereby granted full power and authority to change said principal office from one location to another in the State of Nevada.

     Section 2. OTHER OFFICES. Branch or subordinate offices may at any time be established by the board of directors at any place or places where the corporation is qualified to do business.

                                   ARTICLE II.

                            Meetings of Shareholders

     Section 1. MEETING PLACE. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office or at any other place within or without the State of Nevada which may be designated either by the board of directors, pursuant to authority hereinafter granted to said board, or by the written consent of all shareholders entitled to vote thereat, given either before or shareholders entitled to vote thereat, given either before or after the meeting and filed with the Secretary of the corporation.

     Section 2. ANNUAL MEETINGS. The annual meetings of shareholders shall be held on the second Thursday of September of each year, at the hour of 10:00 o'clock A.M. of said day commencing with the year 1999; provided, however, that should said day fall upon a legal holiday then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is not a legal holiday.

     Written notice of each annual meeting signed by the president or a vice president, or the secretary, or an assistant secretary, or by such other person or persons as the directors shall designate, shall be given to each shareholder entitled to vote thereat, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given to him, if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each shareholder entitled thereto not less than ten
(10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and the hour of such meeting, and shall also state the purpose or purposes for which the meeting is called.


                                        2

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


     Section 3. SPECIAL MEETINGS. Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the president or by the board of directors, or by one or more shareholders holding not less than 10% of the voting power of the corporation. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. Notices of any special meeting shall specify in addition to the place, day and hour of such meeting, the purpose or purposes for which the meeting is called.

     Section 4. ADJOURNED MEETINGS AND NOTICE THEREOF. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at any such meeting.

     When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

     Section 5. ENTRY OF NOTICE. Whenever any shareholder entitled to vote has been absent from any meeting of shareholders, whether annual or special, an entry in the


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


minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such shareholders, as required by law and the Bylaws of the corporation.

     Section 6. VOTING. At all annual and special meetings of stockholders entitled to vote thereat, every holder of stock issued to a bona fide purchaser of the same, represented by the holders thereof, either in person or by proxy in writing, shall have one vote for each share of stock so held and represented at such meetings, unless the Articles of Incorporation of the company shall otherwise provide, in which event the voting fights, powers and privileges prescribed in the said Articles of Incorporation shall prevail. Voting for directors and, upon demand of any stockholder, upon any question at any meeting shall be by ballot. Any director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power.

     Section 7. QUORUM. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

     Section 8. CONSENT OF ABSENTEES. The transactions of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as


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


though at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if either before or after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, sign a written waiver of Notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of this meeting.

     Section 9. PROXIES. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the corporation; provided that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven
(7) years from the date of its execution.

                                   ARTICLE Ill

     Section 1. POWERS. Subject to the limitations of the Articles of Incorporation or the Bylaws, and the provisions of the Nevada Revised Statutes as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the Bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by the board of directors. Without prejudice to such general powers, but subject to the same limitations,


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


it is hereby expressly declared that the directors shall have the following powers, to wit:

     First - To select and remove all the other officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Articles of Incorporation or the Bylaws, fix their compensation, and require from them security for faithful service.

     Second - To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, with the Articles of incorporation or the Bylaws, as they may deem best.

     Third - To change the principal office for the transaction of the business of the corporation from one location to another within the same county as provided in Article I, Section 1, hereof; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of Nevada, as provided in Article I, Section 2, hereof; to designate any place within or- without the State of Nevada for the holding of any shareholders I meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

     Fourth - To authorize the issue of shares of stock of the corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property


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


actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital.

     Fifth - To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefore.

     Sixth - To appoint an executive committee and other committees and to delegate to the executive committee any of the powers and authority of the board in management of the business and affairs of the corporation, except the power to declare dividends and to adopt, amend or repeal Bylaws. The executive committee shall be composed of one or more directors.

     Section 2. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of directors of the corporation shall be not less than one (1) and no more than fifteen (15).

     Section 3. ELECTION AND TERM OF OFFICE. The directors shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held, or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders. All directors shall hold office until their respective successors are elected.

     Section 4. VACANCIES. Vacancies in the board of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining


                                        7
director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

     A vacancy or vacancies in the board of directors shall be deemed to exist in case of the death, resignation or removal of any director, or if the authorized number of directors be increased, or if the shareholders fail at any annual or special meeting of shareholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

     The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the board of directors accept the resignation of a director tendered to take effect at a future time, the board or the shareholders shall have the power to elect a successor to take office when the resignation is to become effective.

     No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

     Section 5. PLACE OF MEETING. Regular meetings of the board of directors shall be held at any place within or without the State which has been designated from time to time by resolution of the board or by written consent of all members of the board. In the absence of such designation, a regular meeting shall be held at the principal office of the corporation. Special meetings of the board may be held either at a place so designated, or at the principal office.

     Section 6. ORGANIZATION MEETING. Immediately following each annual


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


meeting of shareholders, the board of directors shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business. Notice of such meeting is hereby dispensed with.

     Section 7. OTHER REGULAR MEETINGS. Other regular meetings of the board of directors shall be held without call on the eighth (8th) day of each month at the hour of 10:00 clock A.M. of said day; provided, however, should said day fall upon a legal holiday, then said meeting shall be held at the same time on the next day thereafter ensuing which is not a legal holiday. Notice of all such regular meetings of the board of directors is hereby dispensed with.

     Section 8. SPECIAL MEETINGS. special meetings of the board of directors for any purpose or purposes shall be called at any time by the president, or, if he is absent or unable or refuses to act, by any vice president or by any two (2) directors.

     Written notice of the time and place of special meetings shall be delivered personally to the directors or sent to each director by mail or other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records of the corporation, or if it is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company in the place in which the principal office of the corporation is located at least forty-eight (48) hours prior to the time of the holding of the


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


meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

     Section 9. NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

     Section 10. ENTRY OF NOTICE. Whenever any director has been absent from any special meeting of the board of directors, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such special meeting was give to such director, as required by law and the Bylaws of the corporation.

     Section 11. WAIVER OF NOTICE. The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present sign a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

     Section 12. QUORUM. A majority of the authorized number of directors shall be


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


necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present, shall be regarded as the act of the board of directors, unless a greater number be required by law or by the Articles of Incorporation.

     Section 13. ADJOURNMENT. A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the board.

     Section 14. FEES AND COMPENSATION. Directors shall not receive any stated salary for their services as directors, but by resolution of the board, a fixed fee, with or without expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefor.

                                   ARTICLE IV.

                                    Officers

     Section 1. OFFICERS. The officers of the corporation shall be a president, a vice president and a secretary/treasurer. The corporation may also have, at the discretion of


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


the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. Officers other than president and chairman of the board need not be directors. Any person may hold two or more offices.

     Section 2. ELECTION. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the board of directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

     Section 3. SUBORDINATE OFFICERS, ETC. The board of directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the board of directors may from time to time determine.

     Section 4. REMOVAL AND RESIGNATION. Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the board.

     Any officer may resign at any time by giving written notice to the board of directors or to the president, or to the secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and,


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


unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     Section  5.   VACANCIES.   A  vacancy  in  any  office  because  of  death,
resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to such office.

     Section 6. CHAIRMAN OF THE BOARD. The chairman of the board, if there shall be such an officer, shall, if present, preside at all meetings of the board of directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors or prescribed by the Bylaws.

     Section 7. PRESIDENT. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and in the absence of the chairman of the board, or if there be none, at all meetings of the board of directors. He shall be ex-officio a member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the Bylaws.


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


     Section 8. VICE PRESIDENT. In the absence or disability of the president, the vice presidents in order of their rank as fixed by the board of directors, or if not ranked, the vice president designated by the board of directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the Bylaws.

     Section 9. SECRETARY. The secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the board of directors may order, of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

     The secretary shall keep, or cause to be kept, at the principal office, a share register, or a duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

     The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the board of directors required by the Bylaws or by law to be given,


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


and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the Bylaws.

     Section 10. TREASURER. The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursement, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any director.

     The treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the Bylaws.

                                   ARTICLE V.

                                  Miscellaneous

     Section 1. RECORD DATE AN CLOSING STOCK BOOKS. The board of


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


directors may fix a time, in the future, not exceeding fifteen (15) days preceding the date of any meeting of shareholders, and not exceeding thirty (30) days preceding the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meetings, or to receive such dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. The board of directors may close the books of the corporation against transfers of shares during the whole, or any part of any such period.

     Section 2. INSPECTION OF CORPORATE RECORDS. The share register or duplicate share register, the books of account, and minutes of proceedings of the shareholders and directors shall be open to inspection upon the written demand of any shareholder or the holder of a voting trust certificate, at any reasonable time, and for a purpose reasonably related to his interests as a shareholder, or as the holder of a voting trust certificate, and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection


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


may be made in person or by an agent or attorney, and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the president, secretary or assistant secretary of the corporation.

     Section 3. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

     Section 4. ANNUAL REPORT. The board of directors of the corporation shall cause to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year an annual report.

     Section 5. CONTRACT, ETC., HOW EXECUTED. The board of directors, except as in the Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract, deed or lease or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and unless so authorized by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit to render it liable for any purpose or to any amount.

     Section 6. CERTIFICATES OF STOCK. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any such


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


shares are fully paid up. All such certificates shall be signed by the president or a vice president and the secretary or an assistant secretary, or be authenticated by facsimiles of the signature of the president and secretary or by a facsimile of the signature of the president and the written signature of the secretary or an assistant secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk.

     Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the board of directors or the Bylaws may provide; provided, however, that any such certificate so issued prior to full payment shall state the amount remaining unpaid and the terms of payment thereof.

     Section 7. REPRESENTATIONS OF SHARES OF OTHER CORPORATIONS. The president or any vice president and the secretary or assistant secretary of this corporation are authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted to said officers to vote or represent on behalf of this corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

     Section 8. INSPECTION OF BYLAWS. The corporation shall keep in its principal office for the transaction of business the original or a copy of the Bylaws as


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


amended, or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

     Section 9. REFUSAL TO REGISTER TRANSFER. The Corporation shall not register any transfer of securities issued by the Corporation in any transaction that qualifies for the exemption from registration requirements specified by the provisions of Regulation S, unless such transfer is made in accordance with the provisions of Regulation S.

                                   ARTICLE VI.

                                   Amendments

     Section 1. POWER OF SHAREHOLDERS. New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote of shareholders entitled to exercise a majority of the voting power of the corporation or by the written assent of such shareholders.

     Section 2. POWER OF DIRECTORS. Subject to the right of shareholders as provided in Section 1 of this Article VI to adopt, amend or repeal Bylaws, Bylaws other than a Bylaw or amendment thereof changing the authorized number of directors may be adopted, amended or repealed by the board of directors.

     Section 3. ACTION BY DIRECTORS THROUGH CONSENT IN LIEU OF MEETING. Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof, may be taken without a meeting, if a written consent


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


thereto is signed by all the members of the board or of such committee. Such written consent shall be filed with the minutes of proceedings of the board or committee.

           FILED
   IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
     STATE OF NEVADA

         JAN 19 1999
         NO. C1092-99
       -----------------
        /s/ Dean Heller
DEAN HELLER, SECRETARY OF STATE


                            ARTICLES OF INCORPORATION

                                       OF

                             Luna Technologies Inc.

                                   * * * * * *

     The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

     ARTICLE ONE. (NAME]. The name of the corporation is:

                             Luna Technologies Inc.

     ARTICLE TWO. [RESIDENT AGENT]. The initial agent for service of process is The Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.


     ARTICLE THREE. [PURPOSES]. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

          I. [OMNIBUS). To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

          II. [CARRYING ON BUSINESS OUTSIDE STATE]. To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

          III. [PURPOSES TO BE CONSTRUED AS POWERS]. The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

     ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of FIFTY-FIVE MILLION (55,000,000) shares of stock, divided into two (2) classes of stock as follows for a total capitalization of FIFTY-FIVE THOUSAND DOLLARS ($55,000):

     (A) NON-ASSESSABLE COMMON STOCK: FIFTY MILLION (50,000,000) shares of COMMON STOCK, Par Value ONE MILL ($0.001) per share and

     (B) PREFERRED STOCK: FIVE MILLION (5,000,000) shares of PREFERRED STOCK, Par Value ONE MILL ($0.001) per share.

     All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities which the corporation may now or hereafter be authorized to issue.

     The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

     Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

     ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of not more than fifteen (15) nor less than one (1) person. The name and address of the first Board of Director is:

     NAME                           ADDRESS
                                    1820-1095 West Pender Street
     Gordon  McDougall              Vancouver,  British Columbia
                                    Canada  VGE 2MG

     ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

     ARTICLE SEVEN. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows:

     NAME                           ADDRESS

     Amanda Cardinalli              50 West Liberty Street, Suite 880
                                    Reno, Nevada 89501

     ARTICLE EIGHT. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

     ARTICLE NINE. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     ARTICLE TEN. [STOCKHOLDERS' MEETINGS]. Meetings of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

     ARTICLE ELEVEN. [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.


     ARTICLE TWELVE. [LIABILITY OF DIRECTORS AND OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

     IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 15th day of January, 1999.


                                        /s/  Amanda Cardinalli
                                        ------------------------
                                             AMANDA CARDINALLI


STATE OF NEVADA      }
                     : ss.
COUNTY OF WASHOE     }

     On the 15th day of January, 1999, before me, the undersigned, a Notary Public in and for the State of Nevada, personally appeared AMANDA CARDINALLI, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.


                                        /s/ Margaret A. Oliver
                                        ------------------------
                                        NOTARY PUBLIC
                                        Residing in Reno, Nevada



My Commission Expires:           -----------------------------------------------
October 10, 2002                                  MARGARET A. OLIVER
----------------                 [SEAL]     Notary Public - State of Nevada
                                          Appointment Recorded in Washoe County
                                            No.94-5323-2-EXPIRES OCT 10, 2002
                                 -----------------------------------------------

              FILED
      IN THE OFFICE OF THE
   SECRETARY OF STATE OF THE
         STATE OF NEVADA

           JUN 11 1999
            C 1092-99
         ---------------
         /s/ Dean Heller
DEAN HELLER, SECRETARY OF STATE


                            CERTIFICATE OF AMENDMENT
                       TO THE ARTICLES OF INCORPORATION OF
                            LUNA TECHNOLOGIES, INC.,
                              a Nevada corporation

     Pursuant  to  the   provisions  of  the  Nevada  Revised   Statutes,   LUNA
TECHNOLOGIES, INC., a Nevada corporation, adopts the following amendment to its Articles of Incorporation.

     1. The undersigned hereby certify that on the 31 day of May, 1999, a Special Meeting of the Board of Directors was duly held and convened at which there was present a quorum of the Board of Directors acting throughout all proceedings, and at which time the following resolution was duly adopted by the Board of Directors:

     BE IT RESOLVED, that the Secretary of the corporation is hereby ordered' and directed to obtain at least a majority of the voting power of the outstanding stock of the corporation for the following purpose:

     To amend Article One to provide that the name of the corporation shall be changed from Luna Technologies, Inc. to Luna Medical Technologies. Inc.

     2. Pursuant to the provisions of the Nevada Revised Statutes, a majority of the stockholders holding 6,000,000 shares of the 7,310,660 shares outstanding of Luna Technologies, Inc. gave their written come to the adoption of the Amendment to Article One of the Articles of Incorporation as follows:

     ARTICLE  ONE.   {NAME}  The  name  of  the  corporation  is:  Luna  Medical
Technologies, Inc.

     In witness whereof, the undersigned being the President and Secretary of Luna Technologies, Inc., a Nevada corporation, hereunto affix their signatures this 31 day of May, 1999


                                        Luna Technologies, Inc.

                                        By:  /s/ Gordon McDougall
                                             --------------------
                                             Gordon McDougall,
                                             President

                                        By:  /s/ Gordon McDougall
                                             ---------------------
                                             Gordon McDougall,
                                             Secretary

                                                         Luna Technologies, Inc.
                                                Suite 880-50 West Liberty Street
                                                               Reno, Nevada, USA
                                                                           89501
--------------------------------------------------------------------------------

January 27, 1999


Via Facsimile (604) 525-8243

Luna Products, Inc.
107-329 7th
New Westminister, B.C, V3M 3K9

Attention: Mr. James Emmerson

Dear Jim:

Re: License agreement

We write to set out the general terms whereby Luna Products Inc. and you, (collectively referred to as "you") will grant to us a license to market and sell your products.

1. You hereby grant to us the exclusive worldwide license (the "License") to:

1.a) purchase and resell your Luna Fertility Indicator including all products which replace or modify such products (the "Products"). Luna Technologies, Inc. for the first year will pay a Fair Market Value price in US Dollars FOB New Westminister, B.C. per unit for each Luna Fertility Indicator including packaging. This pricing to be mutually agreed upon by the parties to this License agreement.

b) have unrestricted access to and use for all purposes herein set forth, your documents, records computer source code, trade secrets, studies, data and information comprising or otherwise relating to the Products, provided we keep such information confidential unless required to be disclosed by law; and

2. The consideration payable by us to you for the grant of the Licensee is:

a) the sum of $1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by you; and

2.b) the loan of US$40,000.00 to Luna Products, Inc. by us (the "Loan") on or before February 12, 1999 on the terms described herein. In addition to Luna Technologies, Inc. will spend a minimum of US$20,000.00 on direct marketing expenses to promote the sale of the Luna Fertility Indicator over the next 3 months. Luna Technologies undertakes to use its best efforts to market the Fertility Indicator and commence such efforts without unreasonable delay.

3. The loan shall be repaid by Luna Products, Inc. paying a fee of $1.00 for each Luna Fertility Indicator sold for the first 30,000 units sold, then will pay us $0.50 per unit sold in perpetuity. At our option we may convert the loan to a 50% common share interest in Luna Products, Inc. at any time up until May 31, 1999. If Luna Technologies, Inc. converts its loan to a 50% equity interest in Luna Products, Inc. Luna Products, Inc. will have no obligation to repay this loan or any royalties or fees. Furthermore James Emmerson shall not be personally responsible for repayment of this loan. It is our clear understanding that $US30,000 of the loan will be used by Luna Products, Inc. to pay its existing accounts payable with the balance being used for the expenses of Luna Products, Inc.

4. The terms of the Licensee will be for the period commencing from the date hereof until the date the loan is repaid in full.

5. We will pay to you a continuing royalty equal to 5% of all our gross sales (as computed in accordance with generally accepted accounting principles) from our sale of the Products during the term of the License. We shall pay such royalty to you on the last day of each month for the gross sales in the preceding month. In addition we will pay directly to Jim Emmerson a royalty of $1.00 for each unit sold in perpetuity. Each of these royalties will be paid monthly.

6. Each royalty payment shall be accompanied by an unaudited statement of monthly gross sales of the payor of the royalties described herein. Each statement shall be final and not subject to adjustment unless the recipient of such royalty delivers to the payor written notice of objection within 12 months after the receipt of such statement. The recipient, or its representative duly authorized in writing, shall have the right to audit, at its expense, the books and records of the payor to determine the accuracy of the statement. The audit shall be conducted by a Certified General Accountant or Chartered Accountant of recognized standing. The payor shall have the right to condition access to its books and records on executions of a written agreement by the auditor that all information will be held in confidence and used solely for purposes of audit and resolution of any disputes related to the said statement. A copy of the auditor's report shall be delivered to the payor and the amount which should have been paid according to the auditor's report shall be paid forthwith, one party to the other. In the event that the said discrepancy is to the detriment of the recipient of such royalty and exceeds 5% of the amount actually paid by the payor, then the payor shall pay the entire cost of the audit.

7. You agree that you will endeavor, without unreasonable delay, to register the Luna name and logo (or a variation of that name and logo acceptable to us) as a trademark in Canada, at your expense, and shall permit us the unrestricted use of such trademark during the term of the License.

8. You hereby represent and warrant to us as follows:

     a) you hold all valid licenses and permits as may be requisite for carrying on your business and producing and selling the Products in the manner and locations in which you have carried on business and intend to carry on business;

     b) no person, firm or corporation other than us has any agreement or option or right capable of becoming an agreement for the purchase or licensing of the Products;

c) there is no basis for and there are no actions, suits or judgements, investigations or preceedings outstanding or pending or, to your knowledge, threatened against or affecting you or the Products at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency;

     d) to the best of your knowledge, you and the Products are not in breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which they are subject or which apply to them;

e) you have good and marketable title to all of your assets, subject to no mortgage, pledge, deed of trust, lien, conditional sale agreement, encumbrance or charge; and

     f) you have not experienced nor are you aware of any occurrence or event which has had, or might reasonably by expected to have, a materially adverse effect on your business or the results of your operations.

9. All obligations of the parties under this letter agreement are subject to the acceptance of this letter agreement by such regulatory authorities having jurisdiction.

10. Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered in writing to the address herein set out. Any party may from to time by notice in writing change its address for the purpose of this paragraph.

11. This letter agreement shall be governed by and construed in accordance with laws of the Province of British Columbia which shall be deemed to be the proper law hereof.

12. All rights and remedies of either party hereunder are cumulative and are in addition to, and shall not be deemed to exclude, any other right or remedy allowed by law. All rights and remedies may be exercised concurrently.

13. Should any part of this letter agreement be declared or held invalid for any reason, such validity shall not affect the validity of the remainder which shall continue in full force and effect and be construed as if this letter agreement had been executed without the invalid portion and it is hereby declared the intention of the parties hereto that this letter agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held invalid.

14. No condoning, excusing or waiver by any party hereto of any default, breach or non-observance by any other party hereto at any time or times in respect of any covenant, proviso or condition herein contained shall operate as a waiver of that party's rights hereunder in respect of any continuing or subsequent default, breach or non-observance, or so as to defeat or affect in any way the rights of that party in respect of any such continuing or subsequent default, breach or non-observance, and no waiver shall be inferred from or implied by anything done or omitted to be done by the party having those rights.

15. This letter agreement may not be modified or amended except by an instrument in writing signed by the parties hereto or by their successors or permitted assigns.

16. Time shall be of the essence in this letter agreement.

17. This letter agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral or written, by and between any of the parties hereto with respect to the subject matter hereof.

If the above terms are satisfactory, please sign this letter in the spaces below and return one copy to us.

Yours truly,

LUNA TECHNOLOGIES, INC.

/s/Gordon McDougall
----------------------------------
per Gordon McDougall, President


The above terms and conditions are hereby accepted and agreed to this 31 day of January, 1999.


LUNA PRODUCTS, INC.

/s/ James Emmerson
----------------------------------
per James Emmerson, Director

[LOGO]

May 6, 1999


Luna Technologies, Inc.
Suite 880 - 50 West Liberty Street
Reno, Nevada 89501
USA

Attention: Gordon McDougall, President

Dear Gordon:

I would propose by this letter to outline certain changes to the January 27, 1999 letter agreement to meet our changing needs. The changes are appropriate because LPI and LTI now have a better knowledge of what is required of each of them if the Luna Fertility Indicator is to be marketed successfully to the public. LTI wishes to have a lower product cost. Because LTI presently has an exclusive worldwide right to marketing, LPI wishes to ensure that LTI will actively market the Indicator.

The proposed changes to our agreement are as follows:

1. LPl agrees to sell each Indicator to LTI for $12.50 if to be resold to wholesalers and distributors, and $16.50 if sold directly to consumers.

     (a) If LTI does not know whether the units that it purchases will be for direct sale or sale to wholesalers, it will pay the lower price and account for the additional cost at the time that the Indicator is shipped to a consumer.

     (b) The price per unit shall remain in effect until May 31, 2000 at which time the price shall be revised to a price agreed upon by LTI and LPI. If LTI and LPI cannot agree on an appropriate price, then the price shall be determined by an arbitrator acting under the Commercial Arbitration Act. This price adjustment provision is to ensure that the price is set at an amount which allows each of us to earn a reasonable profit. Any price set by this procedure will remain in effect until May 31 of the following year at which time it can be revised again using this procedure.

     (c) LTI will purchase the Indicators in one carton units (i.e. 264 Indicators per carton).

2. LTI agrees to use its best efforts to market the Indicators which efforts will include the following:

Luna  Products,  Inc.  Suite  107-329 7th Street New  Westminister  B.C. V3M 3K9
Phone: (604) 526-4964 Fax: (604) 525-8243

     (a) incurring total marketing cost during the period February 1, 1999 to May 31, 2000 of not less than $250,000;

     (b) changing the colour and design of the box to such other design and colour as LTI and LPI shall agree upon (these costs will form part of the marketing expenses).

3. The exclusive marketing rights and royalty payments provided by the January 27 agreement apply to the Indicator and any modified versions of the Indicator but do not apply to other products that may be developed by LPI.

4. LTI agrees that it will not acquire one-half interest in the shares of LPI which it had the right to acquire under the January 27 agreement.

If you agree, could you please sign below.

Yours truly,

LUNA PRODUCTS INC.

Per:

/s/ Len Reeves
-------------------------------------
Len Reeves
Vice-President



Signed and agreed to:

Gordon McDougall
-------------------------------------
Gordon McDougall, President
Luna Technologies, Inc.

                                      E-33